The Fund held its Annual Meeting of Shareholders ("Annual Meeting") on April 24, 2017. At the Annual Meeting, Robert F. Keith was elected by the Common Shareholders of the First Trust Enhanced Equity Income Fund as a Class I Trustee for a three-year term expiring at the Fund's Annual Meeting of Shareholders in 2020. The number of votes cast for Mr. Keith was 16,684,870, the number of votes against was 1,797,325 and the number of broker non-votes was 1,490,969. James A. Bowen, Richard E. Erickson, Thomas R. Kadlec, and Niel B. Nielson are the other current and continuing Trustees.